Rhino Hide Inc

ANNUAL REPORT

Rhino Hide Inc
273 Birch Banks
Sagle, ID 83860
208-920-0176

This Annual Report is dated December 31, 2019.

BUSINESS

Rhino Hide is a new category of product made form 2-part composite reinforced liquid that can be poured into small holes at the top of any standard wall. The wall is filled and the liquid chemically hardens in a few hours to make the walls or structures it is filled with impervious to projectiles from small arms or extreme weather such as hurricanes or tornados.

Previous Offerings

Through December 31, 2019, we issued 2,000,000 shares of Class A Stock at $1 per share and 426,012 shares of Class B Stock in exchange at $1 per share in first offering and $2.50 per share in second offering per share under Regulation Crowdfunding. Please note that in 2019 we converted from an LLC to a Corporation. Through December 31, 2019 we have also issued 120,000 options of Class B Stock at $1 per share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

See attached comparative financials for 2019 and 2018 (Exhibit A).

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $28,065. *The Company intends to raise additional funds through an equity financing.*

Debt

At December 31, 2019 the Company had accrued liabilities of $1,734.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jason Giddings, Chief Executive Officer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Jason Giddings 273 Birch Banks Sagle, ID 83860	2,000,000 shares	82% (Total Per 2019 Tax Return Filing K-1)	100% of Class A

RELATED PARTY TRANSACTIONS

Jason Giddings, President has provided consulting services in exchange for shares and has also received guaranteed payments and distributions in the past as well. Jason Giddings is also reimbursed for business expenses incurred in the operation of Rhino Hide Inc.

OUR SECURITIES

Through December 31, 2019, we issued 2,000,000 shares of Class A Stock at $1 per share and 426,012 shares of Class B Stock in exchange at $1 per share in first offering and $2.50 per share in second offering per share under Regulation Crowdfunding. Please note that in 2019 we converted from an LLC to a Corporation. Through December 31, 2019 we have also issued 120,000 options of Class B Stock at $1 per share.

Classes of Securities

Class A Shares:

Distribution Rights

Holders of Class A Shares are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds.

Voting Rights

Class A Shares shall be management shares with the right to vote on all matters requiring the approval of the Requisite Management Members or the Requisite Members as set forth in the Operating Agreement.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class A Shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

Class B Shares:

Distribution Rights

Holders of Class B Shares are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds.

Voting Rights

Class B Shares shall be non-voting Shares.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class B Shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Rhino Hide Inc



By   /s/

Name: Jason Giddings

Title: President

<u>Exhibit A</u>

FINANCIAL STATEMENTS
(See Attached)

CERTIFICATION

I, Jason Giddings Principal Executive Officer of Rhino Hide Inc hereby certify that the financial statements of Rhino Hide Inc included in this Report are true and complete in all material respects.



_____
Principal Executive Officer

Rhino Hide December 31, 2019 and December 31, 2018 Balance Sheet

Note: In 2019 Rhino Hide converted from LLC to Corporation.
2019 Year End Balances are listed for Corporation and LLC Portion of year,
and a combined 2019 column is presented as well.

	INC 12/31/19	LLC 12/31/19	Combined Total 12/31/19	LLC 12/31/18
ASSETS				
Current Assets				
Columbia Business Checking	$ 28,065	$ -	$ 28,065	$ 21,269
Start Engine Receivable	$ 86,077	$ -	$ 86,077	$ 16,802
Total Current Assets	$ 114,141	$ -	$ 114,141	$ 38,071
Machinery and Equipment	$ 16,730	$ -	$ -	$ -
Total Assets	$ 130,872	$ -	$ 130,872	$ 38,071
LIABILITIES & EQUITY				
Liabilities				
Accrued Fundraising Fees	$ 1,734	$ -	$ 1,734	$ -
			$ -	
Total Liabilities	$ 1,734	$ -	$ 1,734	$ -
Equity				
Class A Units	$ 2,000,000	$ -	$ 2,000,000	$ 2,000,000
Class B Units	$ 426,012	$ -	$ 426,012	$ 117,341
Discount on Class A Units	$ (1,930,403)	$ -	$ (1,930,403)	$ (1,930,403)
Discount on Class B Units	$ (318,864)	$ -	$ (318,864)	$ (1,011)
Retained Earnings	$ (47,607)	$ -	$ (47,607)	$ (147,856)
Total Equity	$ 129,138	$ -	$ 129,138	$ 38,071
Total Liabilities and Equity	$ 130,872	$ -	$ 130,872	$ 38,071

Rhino Hide 2019 and 2018 Income Statement

Note: In 2019 Rhino Hide converted from LLC to Corporation.
2019 Totals are listed for Corporation and LLC Portion of year,
and a combined 2019 total is presented as well.

	INC 2019	LLC 2019	Combined Total 2019	LLC 2018
Revenue	**0**	**0**	**0**	**0**
Expenses:				
Advertising and Promotion	$ 7,745	$ 47,143	$ 54,889	$ 26,763
Automobile Expense	$ 1,201	$ 3,106	$ 4,307	$ 1,236
Bank Service Charges	$ -	$ 225	$ 225	$ 49
Business Development Consulting	$ 6,176	$ -	$ 6,176	$ 4,248
Computer and Internet Expenses	$ 334	$ 2,914	$ 3,248	$ 491
Dues and Subscriptions	$ 520	$ -	$ 520	$ -
Equipment Rental	$ -	$ -	$ -	$ 245
Fundraising Fees	$ 1,734	$ 2,996	$ 4,730	$ 3,427
Guaranteed Payments	$ -	$ 2,898	$ 2,898	$ 67,625
Licenses and Permits	$ 11	$ 133	$ 144	$ 176
Meetings and Conferences	$ 88	$ 141	$ 229	$ 251
Office Expenses	$ 511	$ 1,955	$ 2,465	$ 378
Office Supplies	$ 767	$ 1,227	$ 1,994	$ 226
Professional Fees	$ 496	$ 25,056	$ 25,552	$ 10,556
Prototype Build and Design	$ 9,207	$ 59,821	$ 69,028	$ 29,972
Rent Expense	$ 6,680	$ 14,369	$ 21,049	$ -
Repairs and Maintenance	$ 2,004	$ 2,647	$ 4,652	$ 249
Shipping and Postage	$ 1,086	$ 8,809	$ 9,896	$ 586
Telephone Expense	$ 2,444	$ 3,200	$ 5,644	$ 862
Tools	$ -	$ -	$ -	$ 192
Travel Expense	$ 5,779	$ 1,584	$ 7,363	$ -
Uniforms	$ -	$ 433	$ 433	$ 323
Utilities	$ 824	$ 109	$ 933	$ -
Waste Removal		$ 373	$ 373	$ -
Total Expenses	**$ 47,607**	**$ 179,141**	**$ 226,748**	**$ 147,856**
Net Loss	**$ (47,607)**	**$ (179,141)**	**$ (226,748)**	**$ (147,856)**